UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Clinical Data, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

18725U109

(CUSIP Number)

January 24, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (3-06)	Page 1 of 5 pages

CUSIP No. 18725U109
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Merck Kommanditgesellschaft auf Aktien
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Germany
Number of Shares Beneficially owned by Each Reporting Person With:	5.	Sole Voting Power 2,083,555
	6.	Shared Voting Power 2,083,555
	7.	Sole Dispositive Power 2,083,555
	8.	Shared Dispositive Power 2,083,555
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,083,555
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.8%
12.	Type of Reporting Person (See Instructions) CO

Page 2 of 5 pages

Item 1.	(a)	The name of the issuer is Clinical Data, Inc. (the “Issuer”).

	(b)	The principal executive office of the Issuer is located at One Gateway Center, Suite 702, Newton, Massachusetts 02458.

Item 2.	(a)	This statement (this “Statement”) is being filed by Merck Kommanditgesellschaft auf Aktien (“Merck KAaG”).

	(b)	The Principal Business Office of Merck KAaG is:

Frankfurter Strasse 250 64293 Darmstadt, Germany

	(c)	For citizenship information see item 4 of the cover sheet of Merck KAaG.

	(d)	This Statement relates to the Common Stock of the Issuer.

	(e)	The CUSIP Number of the Common Stock of the Issuer is 18725U109.

Item 3.	If this statement is filed pursuant to 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	Group, in accordance with 240.13d-1(b)(1)(ii)(J);

Item 4.	Ownership.

See Items 5-9 and 11 on the cover page for Merck KAaG, and Item 2. The percentage ownership of Merck KAaG is based on 30,792,838 shares of Common Stock outstanding as of January 1, 2011, as reported on the Issuer’s current report on Form 8-K filed on January 27, 2011, and Issuer’s quarterly report on Form 10-Q filed on November 9, 2010, for the quarterly period ended September 30, 2010.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Page 3 of 5 pages

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

(a)	Not applicable.

(b)	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 4 of 5 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2011

Merck Kommanditgesellschaft auf Aktien

By:	/s/ Florian Schräder
Director Capital Markets Corporate Finance / Treasury